EXCEED COMPANY LTD. APPROVES ALL PROPOSALS AT

2014 ANNUAL GENERAL MEETING

Beijing, China — December 29, 2014 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that its Annual General Meeting of Shareholders (the “AGM”) was held as planned on December 29, 2014, at which the following items were voted upon and duly approved by the Company's shareholders:

(1)

To adopt the annual report and audited financial statements for the year ended December 31, 2013; and

(2)

To ratify the re-appointment of Crowe Horwath (HK) CPA Limited as the Company's independent registered accountant.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

For further information, please contact:

Contacts:
Investor Relations Exceed Company Ltd. Vivien Tai +852 3975-8116 ir@xdlong.cn